UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50755

CUSIP NUMBER 68401P 10 6

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    Not applicable

PART I — Registrant Information

    OptimumBank Holdings, Inc.

Full Name of Registrant

    n/a

Former Name if Applicable

    2477 East Commercial Boulevard

Address of Principal Executive Office (Street and Number)

    Fort Lauderdale, FL 33308

City, State and Zip Code

PART II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — Narrative

State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

OptimumBank Holdings, Inc. (the “Company”) has determined it will be unable to file its Quarterly Report on Form 10-Q for the quarter ending September 30, 2009 by November 16, 2009, without unreasonable effort or expense. As reported in a Form 8-K filing dated November 16, 2009, the Company is in the process of amending and restating financial information in its Form 10-Q for the quarter ended June 30, 2009, that will impact disclosures in this report. The Company expects to file its Quarterly Report on Form
10-Q within five or fewer calendar days, on or prior to November 23, 2009.

PART IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Richard L. Browdy	954	776-2332
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Since September 30, 2008, there have been a number of developments which have had a significant impact on the Company’s financial condition and results of operations for the fiscal quarter ending September 30, 2009. These developments include, without limitation, the following:

•

The Company has experienced deterioration in the asset quality of its loan portfolio, which has resulted in an increase in the level of impaired loans and the corresponding allowance for loan losses and charge-offs compared to the fiscal quarter ended September 30, 2008. The Company anticipates that its impaired loans, net of allowance for loan losses, will total approximately $41.8 million at September 30, 2009, as compared to $5.1 million at September 30, 2008. The Company also anticipates that its non-accrual loans, all of which are impaired loans, will total approximately $20.3 million at September 30, 2009, as compared to $4.6 million at September 30, 2008. The Company’s allowance for loan losses totaled approximately $2.9 million at September 30, 2009, as compared to $732,000 at September 30, 2008.

•

The Company expects to report a net loss for the quarter ended September 30, 2009 of $313,000 compared to net income of $201,000 for the quarter ended September 30, 2008, primarily as the result of a higher provision for loan losses. The Company anticipates that its net loss for the nine months ended September 30, 2009 will total $2.4 million compared to net income of $1.0 million for the nine months ended September 30, 2008.

* * *

    OptimumBank Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 16, 2009	By:	/s/ Richard L. Browdy
			Name:	Richard L. Browdy
			Title:	President and Chief Financial Officer